NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX



FILE No.
82-4749



SEC MAIL
RECEIVED
PROCESSING
JUN 13 2006
WASH. D.C.
190
SECTION

SUPPL

July 6, 2006

United States Securities
& Exchange Commission
Washington, DC 20549
U.S.A.

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated July 5, 2006

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

BARBARA O'NEILL

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606


SEC MAIL PROCESSING
RECEIVED
JUN 13 2006
WASH. D.C.
190
SECTION

NEWS RELEASE **JULY 5, 2006**

News Release: **06-05** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI HAS COMPLETED FIRST PASS SURFACE EXPLORATION AT THE COLD SPRINGS GOLD-SILVER PROPERTY, NEVADA, WITH SURFACE SAMPLES RETURNING GRADES INCLUDING 69.4 G/T GOLD AND 1,280 G/T SILVER

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to present the results of a first pass surface exploration program at the Cold Springs Property in the Alpine Mining District, Nevada. Twenty-one grab, composite grab, and discontinuous chip samples of quartz vein material were collected during the field program. Gold values range from 0.1 grams per tonne (g/t) to 69.4 g/t (2.0 ounces per ton (OPT)), averaging 7.7 g/t (0.22 OPT). Silver values range from 5 to 1,280 g/t (37.3 OPT), averaging 256 g/t (7.5 OPT). Gold and silver results for each sample are shown on the accompanying map. The results demonstrate the quartz veins at Cold Springs are variably mineralized with both high-grade sections as well as low-grade sections. Representative grades over the true widths of the quartz veins have not been determined due to sampling difficulties and incomplete exposure.

The exploration program consisted of geologic mapping, rock and soil sampling, and a ground based geophysical survey. In addition 12 new claims have been staked to expand the claim block to cover additional areas with potential to host mineralization. Geologic mapping has identified a series of quartz veins within an area 650 meters long by up to 100 meters wide. The zone trends northwest and is open along strike, projecting under alluvial cover at both ends. Within this zone individual quartz veins are up to 8 meters wide, averaging 1 to 3 meters wide, with numerous sub parallel veins present. Several of the larger quartz veins trend northwest, however, some veins have variable orientations and some have near horizontal dips. The zone is surrounded by a halo of stockwork quartz veining up to 80 meters wide.

One hundred and thirty one soil samples were taken on the property. Soil results revealed low level silver, arsenic, and antimony anomalies (gold was not analysed) occur over an area 400 meters long by 60 to 230 meters wide, roughly coinciding with the mapped distribution of quartz veining. The soil anomaly is open to the northwest.

Five lines of Controlled Source Audio Magneto Tellurics (CSAMT) surface geophysical surveying have been completed over the property for a total of 7.5 line kilometers. The geophysical survey has identified 3 subparallel fault or feeder structures below a resistive silica cap. These interpreted feeder structures extend several hundred meters below surface and are excellent targets for high-grade mineralization.

Northern Abitibi is very pleased with the surface results from the Cold Springs project that have outlined a large quartz vein system that at least locally contains high-grade gold and silver mineralization. Historic exploration of the system includes 42 drill holes, 24 of which were drilled to depths of only 17 meters or less. The historic drilling was focused on the shallow parts of the exposed quartz vein system with highlights including 0.808 g/t gold over 3 meters, 3.86 g/t gold over 3 meters, and 0.62 g/t gold over 18.3 meters. Only a portion of the inferred vein system has been tested previously, and the system has not been tested at deeper levels. Geophysics indicates that structurally controlled feeder zones could extend several hundred meters below the zone of surface silicification. Northern Abitibi intends to drill these inferred feeder structures to test for high-grade gold-silver veins. Permitting is underway for an initial 1200 meter reverse circulation or combined reverse circulation and core drill program. The drill program could commence in late summer to early fall depending on permitting and drill contractor availability.

The Cold Springs Property contains an epithermal gold-silver prospect that has similarities to deposits such as Midas, Nevada (>5,000,000 ounces of gold) and Sleeper, Nevada (>2,000,000 ounces gold). Additional information on the Cold Spring property, along with a summary of the results of the surface exploration program, will be posted on our website at www.naminco.ca.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold by standard fire assay methods. The Qualified Person responsible for the design and implementation of the field program as well as the preparation of this news release was Dr. Shane Ebert, P.Geo., and President of the Company.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern's filings with the Canadian securities authorities. Accordingly, holders of Northern shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern disclaims any responsibility to update these forward-looking statements.


NORTHERN ABITIBI MINING CORPORATION - COLD SPRINGS PROJECT NEVADA
Simplified surface geology map showing rock sample locations and gold/silver values
*Includes 21 rocks samples from the May 2006 exploration program and 6 samples from February 2006
4.27 / 510
4.19 / 501
1.55 /390
0.20 / 2.6
22.2 / 123
34.2 / 763
0.86 / 170
0.10 / 12
0.34 / 35
0.78 / 101
0.01 / 4
0.52 / 8
2.07 / 94
0.49 / 104
0.61 / 49
3.42 / 130
69.4 / 1280
35 / 756
3.77 / 164
0.17 / 5
2.05 / 277
0.50 / 5
0.64 / 94
1.01 / 105
0.24 / 38
0.43 / 10
0.116
Road
Fault
Fault
LEGEND
Alluvium/overburden
Quartz vein
Stockwork quartz veins
Rhyolite volcanic
4.19 / 210
Rock sample gold ppm/ silver ppm
0
100
200
meters
N
NEVADA

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **JULY 5, 2006**

News Release: **06-05** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI HAS COMPLETED FIRST PASS SURFACE EXPLORATION AT THE COLD SPRINGS GOLD-SILVER PROPERTY, NEVADA, WITH SURFACE SAMPLES RETURNING GRADES INCLUDING 69.4 G/T GOLD AND 1,280 G/T SILVER

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to present the results of a first pass surface exploration program at the Cold Springs Property in the Alpine Mining District, Nevada. Twenty-one grab, composite grab, and discontinuous chip samples of quartz vein material were collected during the field program. Gold values range from 0.1 grams per tonne (g/t) to 69.4 g/t (2.0 ounces per ton (OPT)), averaging 7.7 g/t (0.22 OPT). Silver values range from 5 to 1,280 g/t (37.3 OPT), averaging 256 g/t (7.5 OPT). Gold and silver results for each sample are shown on the accompanying map. The results demonstrate the quartz veins at Cold Springs are variably mineralized with both high-grade sections as well as low-grade sections. Representative grades over the true widths of the quartz veins have not been determined due to sampling difficulties and incomplete exposure.

The exploration program consisted of geologic mapping, rock and soil sampling, and a ground based geophysical survey. In addition 12 new claims have been staked to expand the claim block to cover additional areas with potential to host mineralization. Geologic mapping has identified a series of quartz veins within an area 650 meters long by up to 100 meters wide. The zone trends northwest and is open along strike, projecting under alluvial cover at both ends. Within this zone individual quartz veins are up to 8 meters wide, averaging 1 to 3 meters wide, with numerous sub parallel veins present. Several of the larger quartz veins trend northwest, however, some veins have variable orientations and some have near horizontal dips. The zone is surrounded by a halo of stockwork quartz veining up to 80 meters wide.

One hundred and thirty one soil samples were taken on the property. Soil results revealed low level silver, arsenic, and antimony anomalies (gold was not analysed) occur over an area 400 meters long by 60 to 230 meters wide, roughly coinciding with the mapped distribution of quartz veining. The soil anomaly is open to the northwest.


JUN 1 3 2006

Five lines of Controlled Source Audio Magneto-Tellurics (CSAMT) surface geophysical surveying have been completed over the property for a total of 7.5 line kilometers. The geophysical survey has identified 3 subparallel fault or feeder structures below a resistive silica cap. These interpreted feeder structures extend several hundred meters below surface and are excellent targets for high-grade mineralization.

Northern Abitibi is very pleased with the surface results from the Cold Springs project that have outlined a large quartz vein system that at least locally contains high-grade gold and silver mineralization. Historic exploration of the system includes 42 drill holes, 24 of which were drilled to depths of only 17 meters or less. The historic drilling was focused on the shallow parts of the exposed quartz vein system with highlights including 0.808 g/t gold over 3 meters, 3.86 g/t gold over 3 meters, and 0.62 g/t gold over 18.3 meters. Only a portion of the inferred vein system has been tested previously, and the system has not been tested at deeper levels. Geophysics indicates that structurally controlled feeder zones could extend several hundred meters below the zone of surface silicification. Northern Abitibi intends to drill these inferred feeder structures to test for high-grade gold-silver veins. Permitting is underway for an initial 1200 meter reverse circulation or combined reverse circulation and core drill program. The drill program could commence in late summer to early fall depending on permitting and drill contractor availability.

The Cold Springs Property contains an epithermal gold-silver prospect that has similarities to deposits such as Midas, Nevada (>5,000,000 ounces of gold) and Sleeper, Nevada (>2,000,000 ounces gold). Additional information on the Cold Spring property, along with a summary of the results of the surface exploration program, will be posted on our website at www.naminco.ca.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold by standard fire assay methods. The Qualified Person responsible for the design and implementation of the field program as well as the preparation of this news release was Dr. Shane Ebert, P.Geo., and President of the Company.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern's filings with the Canadian securities authorities. Accordingly, holders of Northern shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern disclaims any responsibility to update these forward-looking statements.

NORTHERN ABITIBI MINING CORPORATION - COLD SPRINGS PROJECT NEVADA

Simplified surface geology map showing rock sample locations and gold/silver values

*Includes 21 rocks samples from the May 2006 exploration program and 6 samples from February 2006



4.27 / 510
4.19 / 501
1.55 /390
0.49 / 104
0.61 / 49
0.20 / 2.6
22.2 / 123
34.2 / 763
0.86 / 170
0.10 / 12
0.34 / 35
0.01 / 4
0.52 / 8
0.78 / 101
2.07 / 94
3.42 / 130
69.4 / 1280
35 / 756
3.77 / 164
0.17 / 5
2.05 / 277
0.50 / 5
0.64 / 94
1.01 / 105
0.24 / 38
0.43 / 10
0.116
Fault
Fault
Road
NEVADA
LEGEND
Alluvium/overburden
Quartz vein
Stockwork quartz veins
Rhyolite volcanic
4.19 / 210
Rock sample gold ppm/ silver ppm
N
0
100
200
meters

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **JULY 5, 2006**

News Release: **06-05** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI HAS COMPLETED FIRST PASS SURFACE EXPLORATION AT THE COLD SPRINGS GOLD-SILVER PROPERTY, NEVADA, WITH SURFACE SAMPLES RETURNING GRADES INCLUDING 69.4 G/T GOLD AND 1,280 G/T SILVER

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to present the results of a first pass surface exploration program at the Cold Springs Property in the Alpine Mining District, Nevada. Twenty-one grab, composite grab, and discontinuous chip samples of quartz vein material were collected during the field program. Gold values range from 0.1 grams per tonne (g/t) to 69.4 g/t (2.0 ounces per ton (OPT)), averaging 7.7 g/t (0.22 OPT). Silver values range from 5 to 1,280 g/t (37.3 OPT), averaging 256 g/t (7.5 OPT). Gold and silver results for each sample are shown on the accompanying map. The results demonstrate the quartz veins at Cold Springs are variably mineralized with both high-grade sections as well as low-grade sections. Representative grades over the true widths of the quartz veins have not been determined due to sampling difficulties and incomplete exposure.

The exploration program consisted of geologic mapping, rock and soil sampling, and a ground based geophysical survey. In addition 12 new claims have been staked to expand the claim block to cover additional areas with potential to host mineralization. Geologic mapping has identified a series of quartz veins within an area 650 meters long by up to 100 meters wide. The zone trends northwest and is open along strike, projecting under alluvial cover at both ends. Within this zone individual quartz veins are up to 8 meters wide, averaging 1 to 3 meters wide, with numerous sub parallel veins present. Several of the larger quartz veins trend northwest, however, some veins have variable orientations and some have near horizontal dips. The zone is surrounded by a halo of stockwork quartz veining up to 80 meters wide.

One hundred and thirty one soil samples were taken on the property. Soil results revealed low level silver, arsenic, and antimony anomalies (gold was not analysed) occur over an area 400 meters long by 60 to 230 meters wide, roughly coinciding with the mapped distribution of quartz veining. The soil anomaly is open to the northwest.

Five lines of Controlled Source Audio Magneto Tellurics (CSAMT) surface geophysical surveying have been completed over the property for a total of 7.5 line kilometers. The geophysical survey has identified 3 subparallel fault or feeder structures below a resistive silica cap. These interpreted feeder structures extend several hundred meters below surface and are excellent targets for high-grade mineralization.

Northern Abitibi is very pleased with the surface results from the Cold Springs project that have outlined a large quartz vein system that at least locally contains high-grade gold and silver mineralization. Historic exploration of the system includes 42 drill holes, 24 of which were drilled to depths of only 17 meters or less. The historic drilling was focused on the shallow parts of the exposed quartz vein system with highlights including 0.808 g/t gold over 3 meters, 3.86 g/t gold over 3 meters, and 0.62 g/t gold over 18.3 meters. Only a portion of the inferred vein system has been tested previously, and the system has not been tested at deeper levels. Geophysics indicates that structurally controlled feeder zones could extend several hundred meters below the zone of surface silicification. Northern Abitibi intends to drill these inferred feeder structures to test for high-grade gold-silver veins. Permitting is underway for an initial 1200 meter reverse circulation or combined reverse circulation and core drill program. The drill program could commence in late summer to early fall depending on permitting and drill contractor availability.

The Cold Springs Property contains an epithermal gold-silver prospect that has similarities to deposits such as Midas, Nevada (>5,000,000 ounces of gold) and Sleeper, Nevada (>2,000,000 ounces gold). Additional information on the Cold Spring property, along with a summary of the results of the surface exploration program, will be posted on our website at www.naminco.ca.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold by standard fire assay methods. The Qualified Person responsible for the design and implementation of the field program as well as the preparation of this news release was Dr. Shane Ebert, P.Geo., and President of the Company.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern's filings with the Canadian securities authorities. Accordingly, holders of Northern shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern disclaims any responsibility to update these forward-looking statements.


NORTHERN ABITIBI MINING CORPORATION - COLD SPRINGS PROJECT NEVADA
Simplified surface geology map showing rock sample locations and gold/silver values
*Includes 21 rocks samples from the May 2006 exploration program and 6 samples from February 2006
4.27 / 510
4.19 / 501
1.55 /390
0.20 / 2.6
22.2 / 123
34.2 / 763
0.86 / 170
0.10 / 12
0.34 / 35
0.78 / 101
0.01 / 4
0.52 / 8
2.07 / 94
0.49 / 104
0.61 / 49
3.42 / 130
69.4 / 1280
35 / 756
3.77 / 164
0.17 / 5
2.05 / 277
0.50 / 5
0.64 / 94
1.01 / 105
0.24 / 38
0.43 / 10
0.116
Fault
Fault
NEVADA
LEGEND
Alluvium/overburden
Quartz vein
Stockwork quartz veins
Rhyolite volcanic
4.19 / 210
Rock sample gold ppm/ silver ppm
0
100
200
meters
N